

DIVISION OF

CORPORATION FINANCE

Mail Stop 3561

April 27, 2009

Liping Deng
Chief Executive Officer and President
China Agri-Business, Inc.
Finance Plaza, 9th Floor, Hi-Tech Road No. 42
Hi-Tech Industrial Development Zone
Xi-An, China 710068

> **Re: China Agri-Business, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 13, 2009**
> **File No. 333-157346**

Dear Mr. Deng:

  We have reviewed your responses to the comments in our letter dated March 12, 2009 and have the following additional comments.

General

1. Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible notes and warrants that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible notes and warrants).

2. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes or warrants in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible notes and warrants and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes and warrants.

3. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

    - the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible notes, presented in a table with the following information disclosed separately:

        - the market price per share of the securities underlying the convertible notes on the date of the sale of the convertible notes;

        - the conversion price per share of the underlying securities on the date of the sale of the convertible notes, calculated as follows:

            - if the conversion price per share is set at a fixed price, use the price per share established in the convertible notes; and

            - if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible notes and determine the conversion price per share as of that date;

        - the total possible shares underlying the convertible notes (assuming no interest payments and complete conversion throughout the term of the convertible notes);

        - the combined market price of the total number of shares underlying the convertible notes, calculated by using the market price per share on the date of the sale of the convertible notes and the total possible shares underlying the convertible notes;

        - the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible notes calculated by using the conversion price on the date of the sale of the convertible notes and the total possible number of shares the selling shareholders may receive; and

- the total possible discount to the market price as of the date of the sale of the convertible notes, calculated by subtracting the total conversion price on the date of the sale of the convertible notes from the combined market price of the total number of shares underlying the convertible notes on that date.

If there are provisions in the convertible notes that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

4. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

  - market price per share of the underlying securities on the date of the sale of that other security;

  - the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

    - if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

    - if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

- the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

- the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

- the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

- the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

5. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the gross proceeds paid or payable to the issuer in the convertible note transaction;

- all payments that have been made or that may be required to be made by the issuer that are disclosed in response to Comment Two;

- the resulting net proceeds to the issuer; and

- the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to Comment Three and Comment Four.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure – as a percentage – of the total amount of all possible payments as disclosed in response to Comment Two and the total possible discount to the market price of the shares underlying the convertible notes as disclosed in Comment Three divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

6. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

- the date of the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

- the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

- the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

- the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

- the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

7. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

- the number of shares outstanding prior to the convertible note and warrant transactions that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

- the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

- the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

- the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

- the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

8. Please provide us, with a view toward disclosure in the prospectus, with the following information:

- whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

- whether – based on information obtained from the selling shareholders – any of the selling shareholders have an existing short position in the company's common stock and, if any of the selling shareholders have an existing short position in the company's stock, the following additional information:

  - the date on which each such selling shareholder entered into that short position; and

- the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (*e.g.*, before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

9. Please provide us, with a view toward disclosure in the prospectus, with:

- a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes and warrants; and

- copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes and warrants.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

10. Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the "Selling Security Holders" section of the prospectus.

11. We note your response to prior comment 43. To the extent that Item 404(d) requires that you provide related party disclosure, this information should be set forth in a separately captioned section. Please revise the prospectus accordingly.

Corporate Structure, page 3

12. You disclose that Xinsheng is wholly-owned. However, we note that you are prohibited by the Management Entrustment Agreement from owning more than 51% of Xinsheng's shares. We also note your statements on page 5 that you do not own any equity rights in, and hold no equity control over, Xinsheng. Please revise the prospectus to reconcile these seemingly inconsistent statements. Please briefly discuss relevant Chinese law in this section, as necessary.

Description of 2009 Private Placement of Convertible Notes and Warrants, page 4

13. Please provide the specific date of maturity for the convertible notes here and throughout the prospectus. Please also disclose the specific dates on which the term(s) of Series C (and Series D, if known) warrants expire.

14. We note your response to prior comment 9. Please clarify whether the Series C warrant holders would receive, upon termination of the Series C, any Series D warrants, any shares underlying the Series C or D warrants, or any other securities.

15. In the second-to-last paragraph of this section, you note that the placement agent is "entitled to receive" warrants to purchase 80,000 shares of common stock. Please confirm, if true, that the placement agent warrants were issued in connection with the 2009 private placement and are currently outstanding. Please make similar revisions to the fourth-to-last paragraph on page 17. If the placement agent warrants are not currently outstanding, please explain.

Risk Factors, page 4

16. We note your response to prior comment 11 and reissue. Please delete the second introductory paragraph to this section or revise to clarify that you have disclosed all material risks.

We Rely On A Contractual Arrangement…, page 5

17. Refer to the final paragraph of this section. You indicate that the government may find that your "arrangements" with Xinsheng are not in compliance with PRC law. This disclosure is vague. Please revise to clarify the arrangements to which you refer. To the extent there are specific legal interpretations of PRC law upon which your arrangements with Xinsheng depend, please briefly describe

these interpretations and the impact (and, in your view, likelihood) that the relevant interpretations may be changed or applied adversely.

Our Business is Dependant upon Our Brand Recognition and Trademarks, page 5

18. We note your response to prior comment 15. Please further clarify what potential legal and equitable consequences you could face if you infringe on your competitors' intellectual property rights.

19. We note the second paragraph of this risk factor. Please provide this disclosure as a separate risk factor or revise the risk factor heading to more accurately reflect the risks described.

We Do Not Own Any Patents Related To Our Products, page 6

20. You state that applying for patent protection would reveal your proprietary methods and techniques. Please more clearly explain why you believe acquiring a patent presents a greater risk to your business than not acquiring one.

PRC Laws and Regulations Governing Our Current Business…, page 6

21. In the final sentence of this risk factor, you state that you cannot predict the effect of existing laws. Please expand your disclosure to further explain this statement. For instance, are prior rulings or interpretations of limited precedential value in PRC? Please clarify.

The Recent Economic Downturn May Materially Affect And Adversely Affect Our Business, page 7

22. In the first paragraph you list three factors that you believe have caused the Chinese economy to slow, including the appreciation of the RMB. However, we note that the appreciation of the RMB is described as a positive factor under "Foreign currency translation" on page 16. Please revise to clarify.

PRC Governmental Control of Currency Conversion May Affect…, page 7

23. Please revise to describe in detail the procedural requirements that must be met in order to remit foreign currency. Your revised disclosure should also address whether all PRC resident shareholders, or alternatively, some percentage of the resident shareholders, must register with SAFE in order for you to remit profits out of the PRC. To the extent that you are not certain of the SAFE requirements, please clearly disclose that fact and discuss the level of your uncertainty.

24. Please also add disclosure regarding how it may affect your company if you are not permitted to remit funds out of the PRC due to SAFE restrictions.

Description of Business, page 9

25. We note your response to prior comment 20. Please explain what sort of exchange the China Zhongguancun Technology & Equity Exchange is if it is not a "stock exchange in the traditional sense." Please further explain Xinsheng's past affiliation with the exchange.

Our Organic Biochemical Agricultural Application Products, page 9

26. Refer to the second-to-last paragraph in this section. You have indicated that your products allow farmers to reduce their costs by increasing yields. However, you have disclosed on page 13 under "Competition" that your products cost 10%-15% more than the competition. Please substantiate the claim that your products increase yields and reduce costs and provide us with copies of the source of this statement. Alternatively, revise to clarify that you are merely expressing your belief. To the extent that the registration statement contains unsupported assertions, please revise or provide us with appropriate documentation.

Manufacturing Capacity, page 11

27. We note your response to prior comment 26. Please file your agreements with your third-party contract manufacturers as material agreements.

The PRC's "Green Food" Industry, page 11

28. You refer to "several highly publicized incidents of food-caused illness" in the late 1980's. Please identify for us the incidents you are referring to.

29. Please identify where investors can get more information regarding the China Green Food Development Center and the "Agenda in the 21st Century" discussed in this section.

Government Regulation, page 12

30. We note your response to prior comment 23. Please revise to disclose in the prospectus the information provided in the response. In addition, please specify the three product categories for which the PRC government has established standards and the product categories for which it has not. Further, please discuss the requirements that must be met in order to convert a temporary certificate into

a permanent certificate in three years and any difference in the restrictions applied to temporary certificate holders and permanent certificate holders.

China Green Food Development Center "Green Food" Certification, page 13

31. We note your response to prior comment 27. Although the fertilizer itself is not rated under the A/AA green food regulatory system, you have disclosed that crops grown with your fertilizer are eligible for AA rating. Accordingly, it would appear that your product must comply with relevant government standards so that the crops remain eligible for the green food designation. Please revise to discuss the costs of compliance with the government's "AA standard."

The Competition, page 13

32. We note your response to prior comment 28. Please provide additional detail regarding your proprietary blending methods. In addition, please substantiate your claim that these methods are "unique" or delete it.

33. You have disclosed that competing products contain between .5% and 3% of chitosan. Please tell us whether this information is disclosed by your competitors and, if not, tell us how you were able to determine the amount of chitosan in their products.

Description of Property, page 14

34. We note your response to prior comment 29. Please also disclose the location of the manufacturing facility owned by Xinsheng and any other materially important physical properties.

Liquidity and Capital Resources, page 16

35. In the third paragraph of this section you state that your 2008 private placement raised $312,638. However, we note that your disclosure on page 17 states that the net proceeds received were $431,500. Please explain or revise to reconcile.

36. In that regard, although your disclosure indicates that the private placement was conduced in the third quarter of 2008, you state elsewhere in the prospectus suggests that the private placement was conducted in January 2009. We also note that you have not provided a response to our prior comment 2 which sought clarification regarding the private placement(s) referred to in the prospectus. Please tell us whether the third quarter 2008 and January 2009 private placements were different financings or the same financing. Please revise your disclosure for consistency and clarity. To the extent that there were several closings, please provide a detailed explanation.

Penny Stock Regulations, page 19

37. Please disclose the risk presented by your status as a penny stock company in the Risk Factors section.

Selling Security Holders, page 20

38. Refer to footnote (2). Your disclosure indicates that there are 84,000 shares underlying the placement agent warrants. Please reconcile this disclosure with the figure presented elsewhere in the prospectus.

39. We note your use of the term "control person" in footnotes 5, 7 and 8. Please confirm that Mr. Goren, Mr. Unsworth and Mr. Dihle are the persons with sole voting and dispositive control over the shares held by their respective entities.

40. We note your response to prior comment 44. Please provide an expanded legal analysis explaining why you do not believe that either JAG Multi Investment or Keith Guenther are affiliates. In your response, please discuss in greater detail the "particular facts and circumstances" you analyzed that led you to the conclusion that they are not affiliates of the company.

Security Ownership of Certain Beneficial Owners and Management, page 23

41. The percentage of beneficial ownership calculation appears incorrect for this section. Please update this section to reflect the calculation based upon a total of 14,576,554 shares (assuming full exercise) rather than 12,958,574.

Compensation Discussion and Analysis, page 24

42. Refer to the third paragraph of this section. Please expand your discussion of the employment terms imputed by PRC law in the absence of an employment agreement. For instance, please more clearly explain the length of the imputed term of employment and discuss the costs, if material, of any PRC law-mandated employee benefits, including health insurance.

Director Compensation, page 24

43. To the extent that director compensation is determined on a case-by-case basis, please describe the factors that are taken into consideration in determining the amount of the fee and whether there is a maximum fee.

Description of Securities, page 26

44. We note that your Articles of Amendment state that 100,000 shares of Series A Preferred were authorized as of May 22, 2006. It appears that 10,000 shares of Series A Preferred were sold as part of the 10,000 Units sold on May 31, 2006. However, the status of the remaining 90,000 is unclear. While we note that shares of Series A Preferred stock were automatically converted at the initial public offering, the conversion mechanism appears to contemplate the conversion of outstanding Series A preferred stock only. Please explain.

Note 1 - Organization and Nature of Business, page F-6

45. In light of the statements in this registration regarding the limitation of your control over Xinsheng, please clarify your statement that "Meixin acquired management control of Xinsheng, in the same manner as if it were a wholly owned subsidiary under PRC law."

Note 11 – Warrants, page F-14

46. We note your disclosure of outstanding warrants at the end of fiscal year 2008. If any of those warrants should be included in your beneficial ownership calculations and have not already been included, please revise your beneficial ownership table accordingly.

47. You have included the Series D warrants among the warrants outstanding. Please tell us whether the warrants are currently outstanding or revise this table appropriately.

****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Matthew Spitzer at (202) 551-3227 or me at (202) 551-3314 with any questions.

Sincerely,

Daniel Morris
Attorney-Advisor

cc: Jeffrey Rinde, Esq.
(via facsimile) *(212) 751-0928*